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                              June 15, 2023

       Todd Davis
       President and Chief Executive Officer
       Endexx Corporation
       38246 North Hazelwood Circle
       Cave Creek, AZ 85331

                                                        Re: Endexx Corporation
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed January 13,
2023
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended September 30, 2022
                                                            Filed June 9, 2023
                                                            File No. 000-30233

       Dear Todd Davis:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30,
2022

       Item 8. Financial Statements and Supplementary Data, page 32

   1.                                                   Your financial
statements for the fiscal year ended September 30, 2022 appear to be materially inconsistent
with your previously issued financial statements for the same period. Please clearly
identify these financial statements as    restated    and provide
                                                        appropriate disclosures
required by ASC 250-10-50-7. In addition, please file an Item
                                                        4.02 Form 8-K for
non-reliance on your previously issued financial statements.
       Report of Independent Registered Public Accounting Firm, page F-1

   2. Please have your auditor revise their audit report to include an explanatory paragraph stating that the
previously issued financial statements have been restated for the correction of a misstatement and
make reference to the disclosure of the correction of the
 Todd Davis
Endexx Corporation
June 15, 2023
Page 2
         misstatement in the footnotes to the financial statements. Refer to paragraphs .9 and .16-
         .17 of AS 2820 and paragraph .18 of AS 3101.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.



FirstName LastNameTodd Davis                                   Sincerely,
Comapany NameEndexx Corporation
                                                               Division of
Corporation Finance
June 15, 2023 Page 2                                           Office of Trade
& Services
FirstName LastName